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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.      )*

ZOLL MEDICAL CORPORATION
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 11 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          174,700

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          174,700

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          174,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.82%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          192,700

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          192,700

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          192,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.11%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          192,700

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          192,700

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          192,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.11%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.   Security and Issuer

     This statement relates to the common stock, $.02 par value (the "Common Stock"), of Zoll Medical Corporation (the
"Issuer"). The Issuer's principal executive office is located at 32 Second Avenue, Burlington, Massachusetts 01803.

ITEM 2.   Identity and Background

     (a)-(c)   The names of the persons filing this
statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

     The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

          Singer's business address is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

          Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

     BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

          The principal business of Braxton LP is the furnishing of investment advisory services.

          The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
      36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
      Associates,
      Inc.
712 Fifth Avenue
      36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP
          The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

     The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

     The principal business of Westgate is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME           ADDRESS             OCCUPATION

Hambledon, Inc.c/o Midland Bank TrustThe principal
               Corporation         business of
               (Cayman) Limited    Hambledon is
               P.O. Box 1109       serving as
               Mary Street         general partner
               Grand Cayman        of Westgate
               Cayman Islands
               British West Indies

     HAMBLEDON, INC.

     The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME           ADDRESS             OCCUPATION

Paul E. Singer 712 Fifth Avenue    General partner of
               36th Floor          Elliott and
               New York, NY 10019  Braxton LP and
                                   President of Martley

MARTLEY INTERNATIONAL, INC.

     The business address of Martley is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Martley is to act as investment manager for Westgate.

     The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME           ADDRESS             OCCUPATION

Paul E. Singer 712 Fifth Avenue    General partner of
               36th Floor          Elliott and Braxton
               New York, NY 10019  LP and President
                                   of Martley

     (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at      $1,318,159.89
Merrill Lynch and Goldman Sachs

     The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at      $1,391,137.86
Goldman Sachs

ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire. In addition, although Elliott and Westgate originally purchased the Common Stock beneficially owned by them for investment purposes, they are now considering ways to increase shareholders' value in the Issuer, which may include, without limitation, potential changes in the operations and/or capital structure of the Issuer, entry into a joint venture or a strategic partnership, acquisition of another company or business or a possible change in control of the Issuer. Elliott and Westgate are discussing, and may in the future discuss, such possibilities with others, including, without limitation, other shareholders of the Issuer.

     None of Elliott, Westgate or Martley currently has any definitive plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4.

ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns 174,700 shares of Common
Stock constituting 2.82% of the outstanding shares of Common
Stock.

     Westgate beneficially owns 192,700 shares of Common
Stock constituting 3.11% of the outstanding shares of Common
Stock.

     Elliott and Westgate together beneficially own 367,400 shares of Common Stock, constituting 5.93% of all outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                   Approximate
                                   Price per Share
                    Amount of Shares(exclusive of
Date      Security  Bought (Sold)  commissions)

12/31/97  Common     7,200         $5.32
01/06/98  Common     8,800         $6.18
01/07/98  Common    18,100         $6.76


     The above transactions were effected by Elliott on NASDAQ in New York.

     The following transactions were affected by Westgate during the past sixty (60) days:

                                   Approximate
                                   Price per Share
                    Amount of Shares(exclusive of
Date      Security  Bought (Sold)  commissions)

12/30/97  Common     5,300         $5.13
12/30/97  Common    12,700         $5.06
12/30/97  Common     5,000         $4.75
12/31/97  Common     8,900         $5.32
01/06/98  Common    20,000         $6.18

     The above transactions were effected by Westgate on NASDAQ in New York.

     No other transactions were effected by Elliott or Westgate during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

               None

ITEM 7.   Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
January 8, 1998

                    By:  /s/ Paul E. Singer
                         Paul E. Singer
                         General Partner

                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager

                    By:  /s/ Paul E. Singer
                         Paul E. Singer
                         President

                    MARTLEY INTERNATIONAL, INC.


                    By:  /s/ Paul E. Singer
                         Paul E. Singer
                         President

                      EXHIBIT A

               JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13D with respect to the Common Stock of Zoll Medical Corporation, dated January 8, 1998, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of:  January 8, 1998

ELLIOTT ASSOCIATES, L.P. WESTGATE INTERNATIONAL, L.P.


By:/s/ Paul E. Singer    By:  Martley International,
     Paul E. Singer           Inc.,
     General Partner          as Investment Manager

                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President

MARTLEY INTERNATIONAL, INC.


By:/s/ Paul E. Singer
     Paul E. Singer
     President